UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

    WEBSENSE, INC.

(Name of Issuer)

    Common Stock, $0.01 Par Value

(Title of Class of Securities)

    947684106

(CUSIP Number)

    David K. Robbins, Esq.

    Bingham McCutchen LLP

    355 South Grand Avenue, 44th Floor

    Los Angeles, CA 90071

    (213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    March 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 947684106

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,607,774 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,607,774 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,607,774 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 947684106

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 973,777 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 973,777 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,777 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 947684106

1	NAME OF REPORTING PERSONS Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 947684106

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,581,551 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,581,551 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,551 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 947684106

1	NAME OF REPORTING PERSONS Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,581,551 Common Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,581,551 Common Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,551 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

INTRODUCTION

This statement amends and restates the Schedule 13D, dated October 19, 2007, as amended by Amendment No. 1, dated December 3, 2007, Amendment No. 2, dated January 15, 2008, Amendment No. 3, dated February 13, 2008 and Amendment No. 4, dated March 5, 2008, Amendment No. 5, dated August 14, 2008, Amendment No. 6, dated October 3, 2008, Amendment No. 7, dated November 17, 2008, Amendment No. 8, dated December 4, 2008, Amendment No. 9, dated March 26, 2009 and Amendment No. 10, dated July 2, 2009 (as amended, the “Amended Schedule 13D”), except as otherwise noted herein.

ITEM 1.	Security and Issuer.

The securities to which this statement relates are shares of Common Stock, $0.01 par value per share (“Common Shares”), of Websense, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 10240 Sorrento Valley Road, San Diego, California 92121.

ITEM 2.	Identity and Background.

(a)-(c), (f). The Reporting Persons are: (i) Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), (ii) Shamrock Activist Value Fund IV, L.P., a Delaware limited partnership (“SAVF IV”, and together with SAVF, the “Shamrock Activist Value Fund”), (iii) Stanley P. Gold, an individual (“Mr. Gold”), (iv) Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and (v) Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners”, and together with SAVF, SAVF IV, Mr. Gold, and the General Partner, the “Reporting Persons”). The principal business of the Shamrock Activist Value Fund is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of the General Partner is acting as general partner of the Shamrock Activist Value Fund, and the principal business of Shamrock Partners is acting as the managing member of the General Partner.

The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Mr. Gold, who also is the President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.

The Roy Disney Trust and the Patricia Disney Trust each owns 50% of the common stock of SHI. Mr. Gold is the sole trustee of each of the Roy Disney Trust and the Patricia Disney Trust.

The principal executive offices of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 W. Lakeside Drive, Burbank, California 91505.

The business address of each of the persons listed below is 4444 W. Lakeside Drive, Burbank, California 91505. The names and principal occupation or employment of the directors, executive officers and controlling persons of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment
Abigail E. Disney	Vice Chairman of the Board of Directors of SHI and Executive Vice President of SHOC; investor.

Roy Patrick Disney	Director of SHI; investor.

Susan Disney Lord	Director of SHI; investor.

Timothy J. Disney	Vice Chairman of the Board of Directors of SHI; investor.

Stanley P. Gold	Director and President of SHI and SHOC. Director, Chairman and Managing Director of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a subsidiary of SHOC that provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 W. Lakeside Drive, Burbank, CA 91505. Managing Member and President of Shamrock Partners.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Director and Vice President of SHOC. Vice President of Shamrock Partners.

Stephen D. Royer	President of SCA.

Gregory S. Martin	Chief Financial Officer of SHOC, SHI, SCA and Shamrock Partners.

All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 2,607,774 Common Shares reported herein was $51,509,634 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF IV to purchase the 973,777 Common Shares reported herein was $17,347,626 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF IV.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

The Shamrock Activist Value Fund acquired the 3,581,551 Common Shares owned by it based on the Reporting Persons’ belief that the Common Shares represent an attractive investment opportunity.

The Reporting Persons (a) may determine from time to time to acquire additional securities of the Company in the open market, in private transactions or otherwise, and (b) may determine from time to time to sell some or all of the securities they now hold or hereafter acquire, in each case based on factors that such Reporting Persons may deem relevant, which may include, without limitation, (i) market and general economic conditions, (ii) the business affairs and financial conditions of the Company, (iii) the availability of securities at favorable prices, (iv) alternative investment opportunities available to the Reporting Persons, (v) new or increases or decreases in capital commitments from partners in the Shamrock Activist Value Fund, (vi) the capital requirements of the Shamrock Activist Value Fund, (vii) to honor redemption requests from partners in SAVF or SAVF IV, or (viii) other factors from time to time deemed to be relevant by such Reporting Persons.

Except as previously reported in the Amended Schedule 13D, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF and SAVF IV are controlled by the General Partner. As a result, each of SAVF and SAVF IV may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Shares beneficially owned for such purposes by the other. Each of SAVF and SAVF IV disclaims beneficial ownership of any Common Shares owned by the other.

SAVF is the owner of 2,607,774 Common Shares, which represents approximately 6.03% of the issued and outstanding Common Shares. SAVF IV is the owner of 973,777 Common Shares, which represents approximately 2.25% of the issued and outstanding

Common Shares. Accordingly, the Shamrock Activist Value Fund collectively owns 3,581,551 Common Shares, which represents approximately 8.28% of the issued and outstanding Common Shares.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of each of SAVF and SAVF IV. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

As the general partner of the Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 3,581,551 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 8.28% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 3,581,551 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 8.28% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 3,581,551 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners identified in response to Item 2 may be deemed to beneficially own the 3,581,551 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act.

On March 10, 2010, Dennis A. Johnson resigned as a Managing Director of SCA, Vice President of Shamrock Partners and portfolio manager of the Shamrock Activist Value Fund, and as a result of such resignations can no longer be deemed to beneficially own any Common Shares that may be deemed to be beneficially owned by such entities.

The percentages of ownership figures set forth above and in this response to Items 5(a) and 5(b) assumes that 43,276,718 Common Shares were outstanding as of March 10, 2010, based on the number of Common Shares outstanding as reported by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2010.

(c) During the last 60 days, SAVF and SAVF IV effected transactions with respect to the Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 17 and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq Global Select Market.

Except as referenced above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 17	—	Schedule of Transactions

Exhibit 18	—	Joint Filing Agreement, dated March 12, 2010, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2010

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK ACTIVIST VALUE FUND IV, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

/s/ Stanley P. Gold
Stanley P. Gold

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

Exhibit Index

Document

Exhibit 17	—	Schedule of Transactions

Exhibit 18	—	Joint Filing Agreement, dated March 12, 2010, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.